[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUN 23 2008

DIVISION OF MARKET REGULATION

SECU 08032076 SION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 66476 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGAS Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Prosperous Place
(No. and Street)

| Lexington | KY | 40509 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Anderson 404-303-8840 ext 202
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP
(Name – *if individual, state last, first, middle name*)

| 220 Market Avenue, Suite 700 | Canton | OH | 44702 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 14 2008
THOMSON REUTERS

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGAS Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Katherine Anderson
Signature

FINOP
Title

MICHAEL O BROWN
MY COMMISSION EXPIRES
APRIL 6 2008
FULTON COUNTY, GA
NOTARY PUBLIC

Michael O Brown
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas. solid answers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NGAS Securities, Inc.
Lexington, KY

We have audited the accompanying statement of financial condition of NGAS Securities, Inc. (the "Company") as of December 31, 2007, and the related statement of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NGAS Securities, Inc. at December 31, 2007, and the results of their operations and their cash flows for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 21, 2008

STATEMENT OF FINANCIAL CONDITION

NGAS SECURITIES, INC.

December 31, 2007

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ | 119,728 |
| Accounts receivable - trade | | 17,421 |
| Accounts receivable - intercompany | | 37,220 |
| TOTAL CURRENT ASSETS | | 174,369 |
| **FIXED ASSETS** | | |
| Furniture and fixtures, net of accumulated depreciation of $30,264 | | 38,190 |
| TOTAL ASSETS | $ | 212,559 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ | 50,180 |
| TOTAL LIABILITIES | | 50,180 |
| **SHAREHOLDER'S EQUITY** | | |
| Capital stock: | | |
| Common, no par value: | | |
| 1,000 shares authorized, 120 shares issued and outstanding | | 120,000 |
| Paid-in capital | | 125,000 |
| Retained earnings (deficit) | | (82,621) |
| TOTAL SHAREHOLDER'S EQUITY | | 162,379 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ | 212,559 |

See independent auditor's report and notes to financial statements.

STATEMENT OF OPERATIONS

NGAS SECURITIES, INC.

For the year ended December 31, 2007

| | | |
|---|---|---|
| REVENUES | | |
| Commissions and fees | $ | 1,882,434 |
| | | 1,882,434 |
| EXPENSES | | |
| Commissions and fees | | 785,964 |
| Employee compensation and benefits | | 634,556 |
| Business travel | | 155,999 |
| Office and printing | | 196,028 |
| Occupancy | | 70,353 |
| Legal and accounting | | 18,540 |
| Miscellaneous | | 2,610 |
| Depreciation | | 11,524 |
| Maintenance | | 1,465 |
| | | 1,877,039 |
| NET INCOME BEFORE TAXES | | 5,395 |
| Income tax expense | | 1,400 |
| NET INCOME AFTER TAXES | $ | 3,995 |

See independent auditor's report and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

NGAS SECURITIES, INC.

For the year ended December 31, 2007

| | COMMON STOCK | PAID-IN CAPITAL | RETAINED EARNINGS (DEFICIT) | TOTAL SHAREHOLDER'S EQUITY |
|---|---|---|---|---|
| Balance at January 1, 2007 | $ 120,000 | $ 25,000 | $ (86,616) | $ 58,384 |
| Cash contributed | - | 100,000 | - | 100,000 |
| Net income | - | - | 3,995 | 3,995 |
| Dividends paid | - | - | - | - |
| Balance at December 31, 2007 | $ 120,000 | $ 125,000 | $ (82,621) | $ 162,379 |

See independent auditor's report and notes to financial statements.

STATEMENT OF CASH FLOWS

NGAS SECURITIES, INC.

For the year ended December 31, 2007

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 3,995 |
| Adjustment to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation | | 11,524 |
| Changes in assets and liabilities: | | |
| Decrease in accounts receivable | | 4,785 |
| (Decrease) in accounts payable | | (969) |
| Net cash provided by operating activities | | 19,335 |
| Cash flows from investing activities: | | |
| Fixed asset purchases | | (9,033) |
| Cash flows from financing activities: | | |
| Additional paid-in capital | | 100,000 |
| Net increase in cash | | 110,302 |
| Cash at beginning of year | | 9,426 |
| Cash at end of year | $ | 119,728 |

See independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NGAS SECURITIES, INC.

December 31, 2007

---

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

NGAS Securities, Inc. ("the Company") is a registered broker-dealer in Lexington, KY and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Daugherty Petroleum, Inc. The Company receives income related to oil and gas ventures and programs.

### Income Taxes

The Company and Daugherty Petroleum, Inc. file a consolidated Federal income tax return. Federal income tax is calculated utilizing an effective tax rate of approximately 26%. The Company records its share of the consolidated Federal income tax expense (benefit) and that amount is remitted to or received from Daugherty Petroleum, Inc.

### Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Furniture and Fixtures

Assets are carried at cost. Major additions and improvements are capitalized, while maintenance and repairs, including the replacement of minor items, are expensed as incurred. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts. Depreciation is provided over the estimated useful lives of the related assets over the straight-line method from 5-7 years. Depreciation expense for the year ended December 31, 2007 amounted to $11,524.

### Revenue Recognition

Service fee and related fee income are recorded as services are performed.

NOTE B – TRANSACTIONS WITH RELATED PARTY

During 2007, the Company collected fees of $1,882,434 from Daugherty Petroleum, Inc. and paid related expenses totaling $1,877,039. Amounts receivable from Daugherty Petroleum, Inc. as of December 31, 2007 are $37,220.

NOTE C – MAJOR CUSTOMERS

The Company had service fee income from its Parent that comprised all of its total revenues for the year ended December 31, 2007.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of $5,000 minimum net capital as a broker who does not carry customers' accounts. The SEC requires that the ratio of the aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital, as defined, of $69,547 which was $64,547 above its required net capital of $5,000, and aggregate indebtedness of $50,180. The net capital ratio to aggregate indebtedness, as defined was .72 to 1.

SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

NGAS SECURITIES, INC.

December 31, 2007

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total shareholder's equity qualified for net capital | $ | 162,379 |
| Deduct nonallowable assets: | | |
| Accounts receivable--other | | 17,422 |
| Intercompany accounts receivable | | 37,220 |
| Furniture and fixtures - net of accumulated depreciation | | 38,190 |
| NET CAPITAL | $ | 69,547 |
| **TOTAL AGGREGATE INDEBTEDNESS** | $ | 50,180 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS** | | |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 64,547 |
| Excess net capital at 1,000% | $ | 64,529 |
| Ratio: Aggregate indebtedness to net capital | | .72 to 1 |
| **RECONCILIATION OF FINANCIAL STATEMENTS TO FOCUS REPORT** | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 68,548 |
| Audit adjustment: | | |
| To adjust payroll taxes to proper balance | | 999 |
| Net capital above | $ | 69,547 |

See independent auditor's report.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3

NGAS SECURITIES, INC.

December 31, 2007

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See independent auditor's report.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3

NGAS SECURITIES, INC.

December 31, 2007

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See independent auditor's report.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas. solid answers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
NGAS Securities, Inc.
120 Prosperous Place – Suite 201
Lexington, Kentucky 40509-1866

In planning and performing our audit of the financial statements of NGAS Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 21, 2008

END